

July 10, 2013

Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

      Re: **First Solar, Inc.**
             Form 10-K for the fiscal year ended December 31, 2012
             Filed February 27, 2013
             File No. 001-33156

Dear Mr. Widmar:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Selected Quarterly Financial Data, page 68

1. In future filings, please describe the effect of extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please refer to Item 302 of Regulation S-K.

Item 8. Consolidated Financial Statements

Note 1. First Solar and Its Business, page 79

2. We reference the disclosure that during the year ended December 31, 2012, you corrected certain errors that overstated net loss by $7.8 million for the year ended December 31, 2011, with such correction having the effect of reducing net loss by $7.8 million for the year ended December 31, 2012. Please tell us the nature and gross amounts of the errors that you identified, including whether the adjustment related to one error or a collection of multiple errors. In addition, please clarify how you concluded that the correction of the error did not have a material impact on current or prior periods.

Note 9. Property and Equipment, page 98

3. We see that the carrying amount of stored assets, which you define as machinery and equipment purchased for planned manufacturing capacity expansions that have been canceled, has increased to $227 million as of December 31, 2012. We also understand, based on your prior response dated August 3, 2012, that you evaluate these assets for impairment on a held for use basis. Tell us whether you have an expected timeframe for utilization of the stored assets and explain that timeframe, if one exists. Also, tell us how you evaluate the stored assets for technical obsolescence, including how you concluded that the assets would not become obsolete before they would likely be put in use in your manufacturing operations. Clarify the factors you considered in determining that the held for use model is still appropriate.

Note 19. Share-Based Compensation, page 118

4. We see that you increased the estimated forfeiture rate for outstanding stock awards in the second and third quarters of 2012, the effect of which was recorded as a cumulative adjustment in accordance with ASC 718. The decrease in the forfeiture rate appears to have significantly reduced stock based compensation expense during 2012. In future filings please quantify the cumulative effect of the change in estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief